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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 11979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.C. Parker & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5892 Main Street
(No. and Street)

Williamsville (City) NY (State) 14221-8284 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Hilliker 716-632-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508W (Address) Southfield (City) MI (State) 48075 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION

NOV 30 2012

DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/10/12

OATH OR AFFIRMATION

I, Richard M. Hilliker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.C. Parker & Co., Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MAGDALENA V. BOESZE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires April 25, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.C. Parker & Co., Inc.
BALANCE SHEET
As of September 30, 2012

ASSETS

CURRENT ASSETS	
Cash On Hand	$ 600.00
Cash In Bank	73,822.00
Cash in Bank	100,000.00
Investments	280,171.74
Prepaid Expenses	5,923.37
Total Current Assets	460,517.11
PROPERTY AND EQUIPMENT	
Equipment	155,533.34
Less: Accumulated Depreciation	(129,813.63)
Net Property and Equipment	25,719.71
OTHER ASSETS	
Security Deposit	500.00
Total Other Assets	500.00
TOTAL ASSETS	$ 486,736.82

The footnotes are an integral part of the financial statements.

S.C. Parker & Co., Inc.
BALANCE SHEET
As of September 30, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 4,147.31
Accrued Liabilities	168,068.75
Total Current Liabilities	172,216.06
LONG-TERM LIABILITIES	
Total Liabilities	172,216.06
STOCKHOLDERS' EQUITY	
Capital Stock (see footnotes)	25,029.00
Paid in Excess	135,000.00
Retained Earnings	438,851.76
Less: Treasury Stock, at cost	(284,360.00)
Total Stockholders' Equity	314,520.76
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 486,736.82

The footnotes are an integral part of the financial statements.

S.C. Parker & Co., Inc.
STATEMENT OF INCOME

	12 Months Ended September 30, 2012
Revenues	
Commissions Earned	$ 393,953.17
Other Income	382,109.74
Interest Income	22,961.10
Dividend Income	9,035.08
Gain(loss) on security trading	(395.04)
Miscellaneous Income	29,686.04
Total Revenues	837,350.09
Operating Expenses	
Employee compensation and ben	584,656.26
Floor brokerage, exchange, and c	102,476.70
Communications and data proces	36,609.53
Interest and dividends	21,676.09
Occpancy	64,263.92
Other expenses	124,109.40
Total Operating Expenses	933,791.90
Operating Income (Loss)	(96,441.81)
Net Income (Loss)	$ (96,441.81)

The footnotes are an integral part of the financial statements.

S.C. Parker & Co., Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended September 30, 2012	
Beginning of Period	$	521,130.00
Plus: Net Income	$	(96,441.81)
Plus: Prior Period Adjustment	$	20,288.57
Less: Dividends Paid		(6,125.00)
RETAINED EARNINGS END OF PERIOD	$	438,851.76

The footnotes are an integral part of the financial statements.

S.C. Parker & Co., Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended September 30, 2012

		2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(96,441.81)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		22,535.74
Depreciation and Amortization		3,766.46
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Investments		(84,382.74)
Accounts Receivable		2,300.00
Other		7,684.63
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(36,309.69)
Accrued Liabilities		94,695.75
Total Adjustments		10,290.15
Net Cash Provided By (Used in) Operating Activities		(86,151.66)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(1,056.34)
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		(1,056.34)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid		(6,125.00)
Proceeds From Sale of Stock		135,000.00
Capital Stock		15,000.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		143,875.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		56,667.00
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		117,755.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	174,422.00

The footnotes are an integral part of the financial statements.

S.C. PARKER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2012

	Common Stock		Preferred Stock		Additional Paid	Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	In Capital	Shares	Amount	Amount	Amount
Balance at October 1, 2011	100,287	$ 10,029	-	$ -	$ -	37,656	$ (284,360)	$ 521,130	$ 246,799
Net Income	-	-	-	-	-	-	-	(96,442)	(96,442)
Capital Transactions	-	-	4,412	15,000	135,000	-	-	(6,125)	143,875
Prior Period Adjustments	-	-	-	-	-	-	-	20,289	20,289
Balance at September 30, 2012	100,287	$ 10,029	1,000	$ 15,000	$ 135,000	37,656	$ (284,360)	$ 438,852	$ 314,521

The footnotes are an integral part of the financial statements.

S.C. PARKER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the S.C. Parker & Co., Inc., and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

S.C. Parker & Co., Inc. (the Company) was incorporated in the State of New York effective April 14, 1964. The Company has adopted a fiscal year end September 30.

Description of Business

The Company, located in Williamsville, NY is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of marketable equity and debt securities and are reported at fair value. Realized holding gains and losses of these are calculated by the specific identification method.

Revenue Recognition

Commission revenues are recorded on the accrual basis of accounting.

Depreciation

Depreciation is calculated using the straight line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.

S.C. PARKER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

Concentrations

The primary concentration of revenue is from sales of mutual funds, equities, and corporate bonds.

Income taxes

Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board (FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts to existing assets and liabilities and their respective tax bases. Deferred income taxes are measured using enacted tax rates expected to apply to taxable income in years in which such temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in the statement of operation of the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not some portion of the deferred tax asset will not be realized.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's financial instruments that exposed to concentrations of credit risk consist primarily of cash, receivables from clearing organizations, and securities-investment and trading. The Company places its cash and temporary cash investments with high quality institutions. At times, suck balances may be in excess of the federal depository insurance limits.

The company maintains a money fund and securities account with a brokerage firm. The brokerage firm provides unlimited account protection to the securities and cash awaiting reinvestment held by them. Of this total, the Securities Investor Corporation provides $500,000 of coverage, including $100,000 for claims for cash awaiting reinvestment. The remaining coverage is provided by the brokerage firm though a commercial insurer.

Securities-Investment and Trading consists of common stock of public entities, corporate and municipal bonds and other readily marketable securities. These securities are subject to risks as a whole and the industries in which the issuing entity operates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1, however, the net capital computation per the audited report found $32,143.68 in nonallowable assets, haircut of $44,115.78, undue charges of $1,664.78, and unsecured debits of $909.00, all were immaterial changes to the unaudited Part IIA of the FOCUS report; the net effect of these changes caused no material difference in reported net capital. Other than these changes and the minor adjustments set forth herein, there were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.
>
> *Level 2* – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

S.C. PARKER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at September 30, 2012 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
September 30, 2012		
Money Market Funds	$ 0.00	$ 0.00
Equities	280,171.74	280,171.74
Total	$ 280,171.74	$ 280,171.74

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
September 30, 2012		
Money Market Funds	$ 0.00	$ 0.00
Equities	280,171.74	280,171.74
Total	$ 280,171.74	$ 280,171.74

Cost and fair value of money market funds and marketable securities at September 30, 2012 are as follows:

	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
September 30, 2012				
Held to Maturity:				
Money Market Funds	$ 0.00	0.00	0.00	$ 0.00
Equities	143,319.00	136,852.74	0.00	280,171.74
Totals	$ 143,319.00	136,852.74	0.00	$ 280,171.74

S.C. PARKER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. The Company is taking charge of $909 against it net capital for unsecured debits (failed to settle transaction/meeting margin requirement.). .

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Furniture, fixtures, and equipment	3-39 years	$	155,533
			155,533
Less – accumulated depreciation			129,814)
Total		$	25,719

Depreciation expense was $3,766.46 for the year September 30, 2012 and is included in the operating expenses in the accompanying statement of income.

NOTE G – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consisted of trade payables and payroll taxes payable $4,147.31(including a related party transaction of $1,500.00); accrued expenses included commissions payable ($25,234.17, accrued accounting and auditing fees ($8,000), unclaimed dividends ($452.50), accrued payroll liabilities ($1,010.04), and accrued state income taxes ($500.00).

NOTE H – PAYABLE TO CLEARING BROKER

The Company has a margin account agreement with Pershing LLC, Jersey City, New Jersey. Interest on amounts borrowed under this agreement is payable monthly at a variable rate. This account is secured by the Company's investment and trading securities held by them having a fair market value of September 30, 2012 of $280,171.14. As September 30, 2012, the amount payable to the clearing organization was $132,872.05.

S.C. PARKER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

NOTE I – RENT

The Company leases office space under a long-term non-cancelable lease. The rent expense for September 30, 2012 was $64,263.92. Minimum lease payments under the lease at September 30, 2011 are as follows:

2013	$ 11,355
Total	$ 11,355

NOTE J – ADVERTISING

The advertising expense for the year was $13,584.61; the entire amount was expensed as incurred.

NOTE I – EMPLOYEE BENEFIT PLAN

The Company has adopted a Simplified Employee Pension Plan under Internal Revenue Code Section 401 (k). All employees with service over one year are eligible to participate in the plan. The Company pays an amount equal to the employee's contribution to the plan, up to 3% of the employee's salary. Effective July 1, 2011, the company reduced its contribution to the plan to 1% of the employees salary. The expense of the Company including administrative costs was $2,307.42 for the year ended September 30, 2012.

NOTE J – DEFERRED INCOME TAXES

The Company did not provide the guidance provided by Financial Accounting Standards Board (FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. This is a violation of Generally Accepted Accounting Principles. Had the pronouncement been followed the Company would have a deferred tax asset of $26,298.96.

NOTE K – SUBSEQUENT EVENTS

The Company did not have any recognized or nonrecognized subsequent events after September 30, 2012, the balance sheet date. Subsequent events have been evaluated through November 26, 2012, the date the financial statements were available to be issued.

NOTE L – TREASURY STOCK

Treasury stock is stated at cost and as September 30, 2012, consists of 37,656 of common stock.

S.C. PARKER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

NOTE M – CAPITALIZATION

Capitalization is comprised of the following:

STOCK OUTSTANDING					
Name	**Par**	**Shares Authorized**	**Shares Issued**	**Shares Outstanding**	**Total**
Preferred – 3%	$9.00	100,000	1,333	1,333	11,921
Preferred	$1.00	200,000	3,079	3,079	3,079
Common	$0.10	1,000,000	93,087	55,431	9,308
Management	$0.10	9,000	7,200	7,200	720
Total					25,028

NOTE N – RELATED PARTY TRANSACTION

There was an account payable transaction that involved an officer of the corporation ($1,500).

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended September 30, 2012

S.C. Parker & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended September 30, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 314,520.76
Nonallowable assets:		
Fixed Assets	25,719.71	
Prepaids	5,923.37	
Other	500.00	(32,143.08)
Hiarcuts	44,115.78	
Unsecured Debits	909.00	
Undue Concentration	1,664.78	(46,689.56)
Net allowable capital		$ 235,688.12

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 2,624.25
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 135,688.12

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 39,344.06
Percentage of aggregate indebtedness to net capital	17.10%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of September 30, 2012	$ 230,057.00
Adjustments:	
Change in Equity (Adjustments)	(2,252.00)
Change in Non-Allowable Assets	2,845.00
Change in Haircuts	131.00
Change in Undue Concentration	4,907.00
NCC per Audit	130,057.00
Reconciled Difference	$ 235,688.00

See accountant's audit report

S.C. Parker & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended September 30, 2012

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 (k) (2) (ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at October 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at September 30, 2012	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended September 30, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

November 15, 2012

Board of Directors
S.C. Parker & Co., Inc.
5892 Main Street
Williamsville, NY 14221

In planning and performing my audit of the financial statements and supplemental schedules of S.C. Parker & Co., Inc.for the year ended September 30, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended September 30, 2012

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
S.C. Parker & Co., Inc.
5892 Main Street
Williamsville, NY 14221

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2011 to December 31, 2011, which were agreed to by S.C. Parker & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating S.C. Parker & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). S.C. Parker & Co., Inc.'s management is responsible for Murray Securities, Inc. with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $839.88.

2. Compared audited Total Revenue for the period of October 01, 2011 through the September 30, 2012 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting a overpayment of $65.00.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Murray Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 15, 2012

S.C. PARKER & CO., INC.
September 30, 2012

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

November 15, 2012

Board of Directors
S.C. Parker & Co., Inc.
5892 Main Street
Williamsville , NY 14221

I have audited the accompanying balance sheet of S.C. Parker & Co., Inc. , as of September 30, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of S.C. Parker & Co., Inc. as of September 30, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA